UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 23, 2017

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs,

According to Article 28° of the Capital Market Regulation (Supreme Decree N° 093-2002-EF- and Regulation for Relevant Information and Reserved Information (Resolution SMV N° 005-2014-SMV/01), we hereby comply to inform, as Relevant Information Communication, that today, 23 August 2017, our subsidiary GyM Ferrovias S.A. (“GyMF”) has entered into the financing documents to the project expansion of the Line 1 of the Lima Metro (the “Financing of the Expansion”).

The approximate amount of the Financing of the Expansion is US$316 million and will permit the execution of the GyMF’s obligations under the 4th Addendum to the Concession Agreement of Line 1, which consists –among others- in: (i) the acquisition of 20 trains Alstom; (ii) the acquisition of 39 cars Alstom; and (iii) the improvement and expansion of 5 train stations. The financial entities involved in the Financing of the Expansion were Mizuho Securities USA LLC. and Mizuho Bank, Ltd, as structuring agents; Mizuho Bank Ltd., as administrative agent; and Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as mandated lead arrangers.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: August 23, 2017